                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         ALLIANCE GAMING CORPORATION
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                               (Name of Issuer)


                         Common Stock, $.10 par value
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                        (Title of Class of Securities)

                                   364654 10
              ---------------------------------------------------
                                (CUSIP Number)

                                Joel Kirschbaum
                                 David Robbins
                      c/o Kirkland Investment Corporation
                              9 West 57th Street
                           New York, New York  10019
                    Attention:  Joel Kirschbaum, President
                                (212) 888-2399

                                with a copy to:

                       O'Sullivan Graev & Karabell, LLP
                             30 Rockefeller Plaza
                           New York, New York  10112
                        Attention:  David Robbins, Esq.
                                (212) 408-2400
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 18, 1995
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

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                                  SCHEDULE 13D


CUSIP NO.     364654 10                                   PAGE  3  OF  9  PAGES
         -----------------------                               ---    ---

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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joel Kirschbaum
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     x
     See Item 5                                                     (b)
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*
     PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

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                    7  SOLE VOTING POWER
                       1,333,333  See Items 4 and 5
  NUMBER OF        ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY           -0-
OWNED BY EACH      ------------------------------------------------------------
  REPORTING         9  SOLE DISPOSITIVE POWER
   PERSON              1,333,333  See Items 4 and 5
    WITH           ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,333,333  See Items 4 and 5
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3% (based on 11,654,150 outstanding shares of common stock and 1,333,333 outstanding shares of special stock)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
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

                                  SCHEDULE 13D


CUSIP NO.     364654 10                                   PAGE  4  OF  9  PAGES
         -----------------------                               ---    ---

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Robbins
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     [x]
     See Item 5                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).                                                    [_]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

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                     7  SOLE VOTING POWER
                        20,000  See Items 4 and 5
  NUMBER OF         ------------------------------------------------------------
   SHARES            8  SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY EACH       ------------------------------------------------------------
  REPORTING          9  SOLE DISPOSITIVE POWER
   PERSON               20,000  See Items 4 and 5
    WITH            ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000  See Items 4 and 5
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
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14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


INTRODUCTION

       This Statement filed by Mr. Joel Kirschbaum and Mr. David Robbins amends and restates the Schedule 13D, dated June 23, 1994, filed by Mr. Kirschbaum, Kirkland Investment Corporation, a Delaware corporation, Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership, and Gaming Systems Advisors, L.P., a Delaware limited partnership, as amended by Amendment No. 1 filed by such persons and Dr. Craig Fields, Mr. Jay R. Gottlieb and Mr. Robbins and Amendment No. 2 filed by Dr. Fields and Messrs. Kirschbaum and Robbins, with respect to the common stock, par value $.10 per share (the "Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (formerly United Gaming, Inc.) (the "Company").

ITEM 1. SECURITY AND ISSUER.

       This Amendment No. 3 to Schedule 13D relates to the Common Stock of the Company. The address of the Company's principal executive office is 4380 Boulder Highway, Las Vegas, Nevada 89121.

ITEM 2. IDENTITY AND BACKGROUND.

       (a)-(c) This Amendment is being filed by Messrs. Kirschbaum and Robbins in respect of the transactions describd herein.

       (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is amended by adding the following text to the end thereof:

       The source of funds for the investment described herein is personal funds of Mr. Kirschbaum and Mr. Robbins, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

       Item 4 is amended by adding the following text to the end thereof:

        On October 18, 1995, the Company terminated its tender offer and signed a definitive merger agreement with BGII. Accordingly, effective as such date, Messrs. Kirschbaum and Robbins commitment to purchase shares of Common Stock expired. This Amendment No. 3 reflects such expiration.

       Other than as described above in Item 4, none of the Reporting Persons have any plans or proposals relating to any of the items described in items (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       Item 5, as it relates to Messrs. Fields, Kirschbaum and Robbins is amended as follows:

       (a) Mr. Kirschbaum may be deemed to own beneficially 1,333,333 shares of Common Stock issuable upon conversion of shares of special stock held by KFW, constituting approximately 10.3% of the shares of Common Stock deemed outstanding. Mr. Robbins may be deemed to own beneficially 20,000 shares of Common Stock, representing less than 1% of the Common Stock outstanding, that he may acquire upon exercise of an option to acquire Special Stock, which option is exercisable within 60 days, and in connection with the transactions described herein.

       (b) Other than as described in Item 4 or Item 6, no person other than the Reporting Persons at present has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                   SIGNATURE


       After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 18, 1995



                                   -------------------------------------
                                             Joel Kirschbaum


                                   -------------------------------------
                                               David Robbins